EXHIBIT 12
                           HASBRO, INC. AND SUBSIDIARIES

                 Computation of Ratio of Earnings to Fixed Charges
                           Fiscal Years Ended in December

                               (Thousands of Dollars)


                               1997      1996      1995      1994      1993
                               ----      ----      ----      ----      ----

Earnings available for
 fixed charges:
  Net earnings              $134,986   199,912   155,571   175,033   200,004
  Add:
   Cumulative effect of
    change in accounting
    principles                     -         -         -     4,282         -
   Fixed charges              43,893    47,174    52,422    44,280    42,839
   Taxes on income            69,539   106,981    96,979   112,254   125,206
                             -------   -------   -------   -------   -------
    Total                   $248,418   354,067   304,972   335,849   368,049
                             =======   =======   =======   =======   =======

Fixed charges:
  Interest on long-term
   debt                     $  7,348     9,258     9,267    11,179    10,178
  Other interest charges      20,138    22,207    28,321    19,610    19,636
  Amortization of debt
   expense                       377       339       339       429       386
  Rental expense representa-
   tive of interest factor    16,030    15,370    14,495    13,062    12,639
                             -------   -------   -------   -------   -------
    Total                   $ 43,893    47,174    52,422    44,280    42,839
                             =======   =======   =======   =======   =======

Ratio of earnings to fixed
 charges                        5.66      7.51      5.82      7.58      8.59
                             =======   =======   =======   =======   =======